Exhibit 10.2
July 27, 2009

Mr. Lionel F. Conacher
80 Rowanwood Ave.
Toronto, Ontario  M4W1Y9

Dear Lionel:

This letter confirms our mutual agreement relative to the terms and conditions applicable to your relocation to the San Francisco office from the Toronto office.

Your relocation is conditional upon the issue and maintenance of valid residency, work and/or any other permits necessary to legally reside and work in the U.S.  The U.S. Human Resources department has worked with you and outside counsel to apply for such work permits and you have already received and traveled under your L1A work visa.  In this regard, TWPG Inc. (“TWP” or the “Firm”) reiterates its promise to provide you with assistance (including paying for such assistance) regarding immigration matters, including your obtaining visas or other working permits that are necessary to your carrying out your duties and responsibilities for TWP, and doing so in a way that results in your wife receiving the appropriate working permit(s).

Any “gross up” payment under this letter will be made in compliance with applicable tax requirements, which for US tax purposes would include making the “gross up” payment no later than the end of the year in which the related taxes are remitted by you to the applicable tax authorities.

1.  COMPENSATION

The Firm will follow advice of your tax counsel to determine whether you will be paid on its U.S. payroll or Canadian payroll.  Bonus terms for 2009 will be determined by your employment agreement attached.

2.  PERSONAL ESTATE AND TAX PLANNING RELATED TO MOVE FROM CANADA TO U.S.

2.1  Estate and Tax Planning
The Firm will cover the entire cost incurred for estate and tax planning related in any way to the move of you and your family from Canada to the U.S., regardless of whether such costs arise during or after 2009.  The Firm utilizes BDO Seidman for these services and will pay BDO directly for those services that they provide.  If the provision of these services to you is deemed taxable to you, we will “gross up” any such tax payments, such that no cost is incurred by you.  We understand that you may elect to speak with additional advisors on these issues as well.

2.2  Taxes Related to Move from Canada to U.S.
The Firm understands that as part of your relocation out of Canada and to the U.S. you must have all of your personal assets priced, and determine the value of Capital Gains tax against these assets.  It is also our understanding that rather than having to make a full payment of this tax when you exit the country, you may instead elect to pledge certain assets and/or supply a letter of credit and a promise to pay the capital gains taxes due to the Canadian Tax authority at the time assets are actually sold or liquidated, which creates a taxable event.  The letter of credit cannot be made by TWP or by a bank on behalf of TWP.  Furthermore, TWP agrees as follows:

2.2.1           Notwithstanding the attached employment agreement and any other agreement between TWP and you, including the terms of any TWP plan or program, the Firm will permit the use of TWP securities to back such letter(s) of credit, if the financial institution so desires.

2.2.2           TWP understands that if you are unable to arrange financing through a letter(s) of credit or similar means, you will be required to obtain cash via other means to cover various tax liabilities, including a Capital Gains tax.  In this regard, notwithstanding the attached employment agreement and any other agreement between TWP and you, including the terms of any TWP plan or program, TWP hereby agrees to work with you to achieve this goal, including, but not limited to one or more of the following actions:

2.2.2.1                      you may be permitted to sell shares of TWP stock, regardless of any applicable agreement or understanding regarding the timing of your ability to sell such shares (but subject to applicable insider trading restrictions as required by law).  To the extent you sell shares of TWP stock pursuant to this paragraph, TWP will grant you options on TWPG stock in an amount and at a reservation price calculated to substantially equalize your economic interest in future share price movements of TWP stock; and/or

2.2.2.2                      TWP may agree to accelerate certain cash bonus payments to you so that such cash can be used to cover such tax liabilities.  If this is the case, you will agree to repay such amounts to the extent (i) your employment is terminated by the Firm for Cause, or (ii) you leave the Firm without Good Reason, prior to the date such bonus payment was to have been made.

2.2.3           In connection with additional taxes and other expenses associated with your relocation from Canada to the U.S., you will be permitted to sell approximately $700,000 worth of shares of TWP stock regardless of any applicable agreement or understanding regarding the timing of your ability to sell such shares (but subject to applicable insider trading restrictions as required by law).  To the extent you sell shares of TWP stock pursuant to this paragraph, TWP will grant you options on TWPG stock in an amount and at a reservation price calculated to substantially equalize your economic interest in future share price movements of TWP stock. In addition, you will also be permitted to donate shares for charitable purposes.

2.3	Tax Filing
The firm will reimburse you for the professional service fees related to filing of your local and federal income tax statements for both Canada and the U.S. for the tax years 2008 and 2009, as well as 2010, to the extent such tax statements would have both Canadian and US tax implications.  If tax filing is done by BDO, the firm will pay for the services on your behalf.

3. RELOCATION AND INTERIM TRAVEL

3.1 Interim Travel and Corporate Housing
It is expected that you will travel several times per month between Canada (Toronto office) and the United States (San Francisco office) during the period through September 2009.  The company will provide use of a corporate apartment for the period you are traveling between the two cities.  Travel for your spouse and children to tour possible schools will be reimbursed.  In August 2009, it is expected that you will relocate your entire family to San Francisco and move directly into corporate housing temporarily.  The firm will reimburse you for corporate house for six (6) months with a maximum monthly expense of $25,000.  To the extent such corporate housing is taxable to you, the Firm will “gross up” any cost to you.

3.2 Household Move
We offer moving assistance from point of origin to point of destination by our firm-designated moving company, Norcal Movers, or Chipman United for international moves.  Please contact Human Resources for their phone number.  If you have unusual circumstances and need to use another moving company, exceptions must be approved by Shaugn Stanley.  We may request a competitive bidding process.

The move will include packing and unpacking assistance, provision of boxes, moving of up to two (2) vehicles, and up to six months of storage.  There shall be no monetary limitation on payments connected with your move.

3.3 Travel to Destination
We provide reasonable transportation reimbursement from point of origin to point of destination for the employee and family members.  Transportation may be either by plane or other less expensive means.  If the employee travels in his/her own car, we will reimburse for the cost of mileage at IRS standards, lodging and food up to the cost of a one-way plane ticket.  Primary transportation of you and your family to the move destination is not a taxable expense.  Your receipts must be submitted via an expense report to be reimbursed.

3.4 Extra Expenses
With respect to items which are generally attributable to relocation but which are not otherwise specifically covered in our policy (such as transporting an extra vehicle, additional hotel accommodations while household goods are being relocated, extra stop to pick up additional household goods, etc), a lump sum amount will be payable to you in an amount up to $30,000, which may be increased by mutal written agreement in the event of demonstrable need, such as in the event you are unable to make use of certain options provided to you in paragraph 2.2 above.

3.5 Real Estate
The firm does not get involved in real estate transactions of any kind.  Real estate expenses are exclusively the burden of the relocating employee.

4. BENEFITS 2009

5.1 Retirement
Since you will not be fully relocated to the U.S. until September 2009, you will maintain pay in both U.S. and Canada through mid 2009 (based on recommendation from your tax advisor). Once you have relocated to the U.S. you may be eligible to participate in the TWP US 401k Plan with pre-tax deductions against any pay received and paid in the U.S.

5.2 Health, Life, Dental, and Disability Insurance Coverage
In 2009, you and your family will continue to receive benefits in Canada.  You can maintain your eligibility in the Canadian social healthcare systems and also continue to receive benefits under the Company paid supplemental medical plan, the dental plan, life insurance and long term disability plans in Canada.  When you are fully relocated with your family to the San Francisco bay area, you may enroll all dependents in full U.S. benefits for Health, Life, Dental, and Disability insurance.

6. OTHER MATTERS

This International Relocation Letter does not create a contract of employment between you and the Company for any specified period.  Your employment with Company is governed by the employment agreement between you and Thomas Weisel Partners, dated June 30, 2009.

Please sign and return this letter to me if you wish to accept our relocation and compensation terms as stated above.

Sincerely yours,

/s/ Mark P. Fisher

Mark P. Fisher
General Counsel and Secretary

ACKNOWLEDGE AND CONCUR:
/s/ Lionel F. Conacher	July 27, 2009
Lionel F. Conacher	Date